UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2025

Runway Growth Finance Corp.

(Exact name of Registrant as Specified in Its Charter)

Maryland	814-01180	47-5049745
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 N. Michigan Ave. Suite 4200
Chicago, Illinois	60601
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 698-6902

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	RWAY	Nasdaq Global Select Market
7.50% Notes due 2027	RWAYL	Nasdaq Global Select Market
8.00% Notes due 2027	RWAYZ	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Early Termination of Waiting Period

On December 2, 2025, the U.S. Federal Trade Commission notified Runway Growth Finance Corp. (the “Company” or “RWAY”) that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, the “HSR Act”) was granted effective immediately with respect to the proposed merger of SWK Holdings Corporation (“SWK”) with and into the Company through a series of transactions (the “Mergers”), satisfying one of the conditions to the consummation of the Mergers. The consummation of the Mergers is conditioned upon other customary closing conditions, including the approval by SWK’s stockholders as specified in the related Agreement and Plan of Merger, dated as of October 9, 2025 (the “Merger Agreement”).

Forward Looking Statements

Some of the statements in this document constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of RWAY and SWK, and distribution projections; business prospects of RWAY and SWK, and the prospects of their portfolio companies; and the impact of the investments that RWAY and SWK expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the Mergers on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SWK stockholders voting in favor of the applicable proposal submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of the Merger Agreement; (x) the future operating results and net investment income projections of RWAY, SWK or, following the closing of the Mergers, the combined company; (xi) the ability of Runway Growth Capital LLC, a Delaware limited liability company (the “Adviser”) and its affiliates to attract and retain highly talented professionals; (xii) the business prospects of RWAY, SWK or, following the closing of the Mergers, the combined company, and the prospects of their portfolio companies; (xiii) the impact of the investments that RWAY, SWK or, following the closing of the Mergers, the combined company expect to make; (xiv) the ability of the portfolio companies of RWAY, SWK or, following the closing of the Mergers, the combined company to achieve their objectives; (xv) the expected financings and investments and additional leverage that RWAY, SWK or, following the closing of the Mergers, the combined company may seek to incur in the future; (xvi) the adequacy of the cash resources and working capital of RWAY, SWK or, following the closing of the Mergers, the combined company; (xvii) the timing of cash flows, if any, from the operations of the portfolio companies of RWAY, SWK or, following the closing of the Mergers, the combined company; (xviii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; and (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). RWAY and SWK have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although RWAY and SWK undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that RWAY and SWK in the future may file with the SEC, including the Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This document relates to the proposed Mergers and certain related matters. In connection with the proposed transaction, including seeking to obtain the approval from SWK stockholders, RWAY has filed with the SEC a registration statement on Form N-14 (File No. 333-291634) (the “Registration Statement”), which contains a preliminary proxy statement of SWK that also constitutes a preliminary prospectus of RWAY. After the Registration Statement is declared effective, SWK will mail a definitive proxy statement/prospectus to SWK stockholders (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus and the Registration Statement each contain important information about SWK, RWAY, the proposed transaction and related matters. This communication is not a substitute for the Proxy Statement/Prospectus or the Registration Statement to which it pertains or for any other document that SWK or RWAY may file with the SEC and send to SWK’s stockholders in connection with the proposed transactions. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SWK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SWK, RWAY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov, or for documents filed by SWK, from SWK’s website at https://www.swkhold.com/ and for documents filed by RWAY, from RWAY’s website at www.runwaygrowth.com.

Participants in the Solicitation

RWAY, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of RWAY is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025, as revised on April 30, 2025. SWK, its directors, certain of its executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWK is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the RWAY and SWK stockholders in connection with the proposed transaction will be contained in the Registration Statement, including the Proxy Statement included therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in RWAY or SWK or in any fund or other investment vehicle managed by BC Partners Advisors L.P. or any of its affiliates.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Runway Growth Finance Corp.

Date:	December 4, 2025	By:	/s/ Thomas B. Raterman
Chief Operating Officer, Chief Financial Officer, Treasurer, and Secretary